Exhibit 12.1

URS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended
(In millions, except for ratio)	December 28, 2012	December 30, 2011(1)	December 31, 2010	January 1, 2010	January 2, 2009
Earnings:
Earnings (losses) before income taxes	$500.5	$(374.0)	$415.5	$432.0	$378.0
Less:
Equity in earnings of affiliates	(107.6)	(132.2)	(70.3)	(100.9)	(106.3)
Add:
Interest component of rent expense(2)	70.0	62.8	64.2	66.5	71.5
Interest expense	70.7	22.1	30.6	48.4	90.7
Amortization of debt discount	2.6	5.8	9.2	7.8	8.5

Earnings (losses), as adjusted	$536.2	$(415.5)	$449.2	$453.8	$442.4

Fixed charges:
Interest expense	70.7	$22.1	$30.6	$48.4	$90.7
Interest component of rent expense(2)	70.0	62.8	64.2	66.5	71.5
Amortization of debt discount	2.6	5.8	9.2	7.8	8.5

Total fixed charges	$143.3	$90.7	$104.0	$122.7	$170.7

Consolidated ratio of earnings to fixed charges	3.7	N/A	4.3	3.7	2.6

(1)	Earnings for the year ended December 30, 2011 were inadequate to cover fixed charges. The coverage deficiency was $506.2 million.
(2)	Interest component of rent expense is estimated to equal one-third of such expense, which is considered a reasonable approximation of the interest factor.